Filed by Zurn Water Solutions Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Zurn Water Solutions Corporation
Commission File No.: 001-35475

TRANSCRIPT OF INVESTOR CALL. FEBRUARY 14, 2022.

C O R P O R A T E   P A R T I C I P A N T S

David Pauli, Vice President, Investor Relations

Mark Peterson, Senior Vice President and Chief Financial Officer

Todd Adams, Chairman and Chief Executive Officer

P R E S E N T A T I O N

Operator

Good morning and welcome to the Zurn Water Solutions Corp. Update Call with Todd Adams, Chairman and Chief Executive Officer; Mark Peterson, Senior Vice President and Chief Financial Officer; and Dave Pauli, Vice President of Investor Relations for Zurn Water Solutions.

This call is being recorded and will be available on replay for a period of one week. The phone numbers for the replay can be found in the 8-K the Company filed with the SEC this morning.

At this time for opening remarks and introduction I’ll turn the call over to Dave Pauli.

David Pauli

Good morning, everyone, and thank you for joining the call this morning on short notice. While we just provided an update two weeks ago, given our announcement this morning we wanted to take some time to walk you through the transaction and answer any questions.

Before we start, I would like to remind you that this call will include certain forward-looking statements that are subject to the Safe Harbor language contained in the 8-K that we filed this morning, as well as in our other SEC filings. In addition, we will refer to non-GAAP measures. Our SEC filings contain additional information about these non-GAAP measures, why we use them, and why we believe they are helpful to investors. We will refer to certain non-GAAP metrics, as we feel they assist in providing a better understanding of the transaction. These measures are not a substitute for GAAP, and we encourage you to review the GAAP information in our SEC filings.

With that, I’ll turn the call over to Todd Adams, Chairman and CEO of Zurn Water Solutions.

Todd Adams

Thanks, Dave, and good morning, everyone.

As Dave said, thanks for joining us on relatively short notice. We know that a Monday after the Super Bowl people are generally moving a little bit slow, but it’s a really exciting day for us. We’ll try to get through this efficiently and then take some of your questions.

Zurn Water Solutions Corp. – Update Call, February 14, 2022

If we could start on Page 1. It was almost exactly a year ago when we announced the RMT transaction of our PMC business with Regal Rexnord. The intent was to maximize shareholder value by locking the embedded value of PMC, and by merging that with a strategic partner. But even more so, it was to create a pure play water business that we could scale and grow both organically and inorganically.

The word transformative is usually just a little cliche for my liking, but in this case I think it’s fairly appropriate. We’re bringing together two iconic brands that serve the same end markets with complementary products, shared values and cultures, and in doing so we create a clear leader in water solutions in North America. The synergy opportunity is relatively straightforward and achievable. By the time we get to 2023, which will be only a few months away after this transaction closes, the new Zurn Elkay will essentially double the size of what Zurn is today with the same elite financial profile we currently have.

The structure of the transaction is also very unique. Ron Katz, the majority shareholder, as well as other Elkay shareholders are taking stock as consideration and will be long-term shareholders of the combined business. I want to thank Ron and Tim Jahnke, the current chairman of Elkay and former CEO, as well as the entire Elkay team for believing in the power of what we can do together. The mantra we shared throughout this entire process of finding this deal was together we can create a far better business. I think if you’re here this morning and seen the future, we’ve clearly put ourselves in a position just to do just that. Finally, I want to welcome all the Elkay associates to the new Zurn Elkay Water Solutions. It’s going to be a lot of fun bringing our two companies together.

If you could turn to Page 2. This page lays out the fundamental aspects of the transaction. Elkay shareholders will receive up to 52.5 million common shares upon the close of the transaction, subject to customary lockups and standstill agreements. The only way this really came together was that the current Elkay shareholders are truly long-term shareholders and believe in the long-term shareholder value creation opportunity by coming together and, frankly, weren’t sellers of the business for cash. In fact, one of their core values is we are in business forever. In this scenario, they have demonstrated that value in spades by partnering with us in the way they have.

From a headline valuation perspective those shares after the close of Friday were worth $1.56 billion, which implies a transaction multiple of 14.2 times on 2022 EBITDA before synergies and 9.8 times pro forma for the expected synergies of $50 million. As a result of the merger, we end up with an even stronger, more flexible balance sheet with leverage at approximately one times by the end of 2022. The combined cash flow of the business will be outstanding and puts us in place to continue to invest organically, inorganically, and return cash to shareholders through a disciplined capital allocation strategy.

Upon the close, we plan to significantly increase the dividend to $0.07 a quarter initially and with room to increase it over time. We’ll be expanding our Board to 11, adding two members from the current Elkay board, and Elkay will continue to be run by its current president, Ted Hamilton. We expect the close to be sometime in late Q2 or early Q3 of this year and will reflect the significance of this transaction in our new name, Zurn Elkay Water Solutions.

If you could just turn to Page 3. I think the headline here says it all. The combined business will have over 75% of its revenues from fairly clear number one market positions and approximately 95% from the number one or very strong number two market position. In 2022, standalone Elkay is projected to do around $700 million of revenues, with over half in clean drinking water solutions and growing as a percentage of the total. They are also the number one manufacturer of sinks in the country, for both commercial and residential applications, which fits extremely well within the hygienic and environmental sector of our current portfolio.

Zurn Water Solutions Corp. – Update Call, February 14, 2022

We’ve often discussed the importance of specification in our efforts to continue to grow Zurn’s spec share. Elkay has employed that same approach around product specification throughout the years and has a very strong spec share within both drinking water and sinks, making the combined Zurn Elkay a clear leader in terms of specification.

The history of Elkay in many ways mirrors our own: a family business started in Chicago by Ron’s father over 100 years ago with amazing leadership positions in the marketplace, with a stellar reputation for quality, innovation, and customer service. Our shared values and cultures provide an ideal backdrop to integrate the two businesses, leveraging the Zurn business system to create a common language and drive a philosophy of continuous improvement in every aspect of our business. As we alluded to in the release, the strategic narrative of this combination is off the charts. Starting today, we’ll turn our efforts to rigorously applying the integration to turn the power of this combination into a reality.

I’m now on Page 4. Across the board, the pro forma combined business is materially larger and better, with even more room to grow and even more balanced from a new construction and retrofit perspective. Our end market mix tilts more strongly to the resilient and growing institutional end market, specifically within the education and healthcare verticals, largely as a function of the Elkay drinking water exposure, where Elkay is clearly the market leader and without question considered the gold standard.

The benefit to the marketplace and our customers is that the specified content per square foot we can bring to the market is unparalleled. This results in us being by far the more cost-effective solution in both the new build process, as well as our ability to bring holistic solutions to managed water inside non-residential buildings. We can leverage our connected solutions more expansively to include the Elkay portfolio with our BrightShield solution and also see one way to grow the filtration aspects of the drinking water business into a larger, recurring revenue opportunity.

I’ll move on to Page 5. As you’ll see on the right, we expand into clean drinking water and will be approximately 21% of the combined business. That will grow considerably as a percentage over the next few years to at least 25% of the total as it grows faster than the fleet growth rate. Elkay has seen their clean sales grow at 12% compounded over the last 10 years. Hygienic environmental solutions will comprise about a third of the business, and this is where we still have ample room to take share. It’s frankly the area where we don’t currently have the number one position in certain product categories, but have a strong, true organic plan that continues to advance, and we have significant opportunities by leveraging our connected solutions. Finally, 45% of the business will be in water safety and control and flow solutions, where we have very high relative market shares and continue to expand into agencies.

As this transaction closes, we end up covering the entire gamut of water solutions for health, human safety, and the environment within public and private spaces, advancing the ESG goals of our customers in meaningful and tangible ways.

I’m now on Page 6. There probably aren’t too many people in the country that wouldn’t recognize Elkay’s presence in drinking water. The bottle filler is becoming ubiquitous in virtually every building you’re in. Whether it’s an office building, school, healthcare facility, airport, stadium, or hotel, this is a category that’s simply booming, replacing traditional water fountains and water coolers on a day-to-day basis. Or as we say in Wisconsin, we’re replacing bubblers. Water has quickly become the beverage of choice, with continuous filtered water being by far the superior choice to bottled water from both a conservation and health perspective. Since 2010, Elkay bottle fillers have saved an estimated 37 billion plastic bottles from ending up in landfills while dispensing more than 5 billion gallons of clean drinking water.

Zurn Water Solutions Corp. – Update Call, February 14, 2022

The dynamic here is there is a large, fast growing market around water as the beverage of choice. More and more bottle fillers are being installed to meet that demand, and there’s an install base of traditional fountains and bubblers that need to be retrofit or replaced. There’s a predictable three- to five-year replacement cycle for bottle fillers, and on top of that, the filtration of the water is something that we believe we can capitalize in a big way over time, providing users and building owners confidence that the water people are drinking is both safe from contaminants, and the right choice from both a health and environmental perspective.

If you can move to Page 7, please. I’ll touch briefly on the synergies we expect from the combination. We’re targeting $50 million initially, with half in the first full year of 2023, and the remainder in 2024. These are cost synergies alone. I believe the sales synergies should be on top of this. We’re not going to talk about that now; but suffice it say, we certainly expect this transaction to be accretive to our individual growth rates.

If you look at it from a quantitative perspective, Zurn’s standalone EBITDA margins in 2021 were 25.8% at the segment level. In 2022, we expect Zurn Elkay margins to be in the 16% range. If you were to apply all the synergies to Elkay, which won’t be the case, but for simplicity’s sake, let’s use that, pro forma margins in 2022 go to 23%, so clearly well within something we’ve achieved and very much in line with what you’d expect by putting these two highly complementary businesses together.

What that translates to from a return on invested capital perspective is that this transaction delivers a 10% return on invested capital by the end of 2025, which is essentially the first full year three. The reality of these two highly complementary businesses that serve the same end markets, coupled with leveraging the Zurn business system to drive a combined strategic plan, leverage proven processes across a larger platform, and drive superior customer satisfaction and associate engagement gives us a lot of confidence that the synergy benefits we’ve outlined will accrue to the bottom line and make this transaction a home run from a financial perspective.

Just quickly on Page 8. Doubling the business with a similar financial profile we have today is something we felt was very achievable over a few years when we announced the RMT just a year ago. The reality is it’s going to come a little quicker than maybe even we anticipated. But if you follow the way we’ve chosen to grow our business, which is to continually cultivate proprietary opportunities while executing long-term organic strategic plan, things don’t always happen on the exact timeline of our choosing.

The thing that’s so compelling about this combination and ability to create value for shareholders is that it’s truly core to what we do today. It’s focused in and around what we do. It’s highly complementary from a product perspective, and we go to market in similar ways. When you pair that with the talent, culture and values of the combined organization, and the power of leveraging ZBS, we’re truly building something special and unique, and all of us can’t wait to get started on the integration.

I’m moving to the last page and then I’ll stop talking. Everything we’ve done and do is to create a sustainable competitive advantage to drive shareholder value, delight our customers, create an environment for our associates to thrive and grow, and do it in a way that promotes ESG stewardship for our customers while accomplishing our own ESG goals and objectives. The concepts around ESG are nothing new to Elkay, who even as a private company have a well-established ESG program with targets around analyzing and reducing greenhouse gas emissions, enhancing product transparency, improving diversity and inclusion, and protecting and improving the health and safety of their employees. The momentum around ESG that Elkay has built will only help further the ESG related initiatives we’ve been driving within Zurn. The combination of Elkay accentuates each and every one of those areas in both tangible and intangible ways.

It's been beyond rewarding to find another company and family that sees things the same way and is willing to believe in it enough to become long-term shareholders. It’s a testament to Ron, Tim, and the entire Elkay family for walking the talk and coming together to create a bigger, stronger business in Zurn Elkay Water Solutions.

Zurn Water Solutions Corp. – Update Call, February 14, 2022

There’s clearly work to do to get to the close, which we hope is sometime late Q2 or early Q3, but I hope what you take away from this morning is that it’s going to be worth the wait and we’re excited to get started.

We’ll turn it back to the Operator and take a few questions.

Operator

Thank you. Our first question is from Jeff Hammond with KeyBanc Capital Markets. Your line is open.

Jeffrey Hammond

Hi, good morning, guys.

Todd Adams

Good morning, Jeff.

Jeffrey Hammond

If the Packers were in the Super Bowl we’d be talking about this on Wednesday, or?

Todd Adams

That’s a big if.

Jeffrey Hammond

All right, just a couple here on the deal. One, do you anticipate any regulatory issues where your overlap is high? I know you had done like the just deal where I think there’s some overlap.

Then just on the shares, I think you say up to 52.5 million. I just wanted to understand better. Is there something that drives variability in that share count when the deal closes? Thanks.

Todd Adams

Yes, I mean, with respect to any antitrust, we’re obviously going to follow the process. But from our research, we don’t feel like there’s any significant risk to that. But again, we’re just going to let the process play out and do all the regulatory filings, but don’t anticipate any significant issues.

Then with respect to the up to 52.5 million, obviously to the degree there is any net debt, the adjustment will come in the form of some shares not being issued to the degree that there’s net debt on the balance sheet at the time of the deal is going to close. Fifty-two and a half million is sort of the top and we’ll see where all the net debt like items play out from now until the close.

Jeffrey Hammond

Okay, great, and then you mentioned, I think, 12% growth the last 10 years for Elkay. Is there much difference in the growth rate between the drinking fountain and the sinks and faucets? Just as you think about revenue synergy opportunities, where are some of the most obvious revenue synergy opportunities? Thanks.

Zurn Water Solutions Corp. – Update Call, February 14, 2022

Todd Adams

Yes, the growth rates have been, I would say, relatively close together between the two categories over that timeframe. In terms of synergies, obviously the ability to drive spec share within key verticals is going to be the key. Obviously, leveraging some of these products into the BrightShield solution will also be very important. When you think about it, it’s really more deeply penetrating certain verticals, driving higher levels of specification, leveraging the portfolio in further connected products. Then there’s a few more that I think we’ll save as we get towards the close and we actually come together.

Jeffrey Hammond

Okay, congrats guys. Thanks.

Todd Adams

Thanks.

Operator

The next question is from Bryan Blair with Oppenheimer. Your line is open.

Bryan Blair

Thank you. Good morning, guys.

Todd Adams

Good morning, Bryan.

Bryan Blair

Looks like a great fit overall. Pro forma balances of new construction and retrofit going forward, certainly attractive. In terms of the conversion from water fountains and coolers to bottle filling stations, we’ve obviously seen that take place and accelerate over recent years. Where are we in that process? The five-year replacement cycle that’s referenced, I assume that’s more of a normalized basis and we have a multiyear period of surge, or however you would want to term that, in replacement that we’re in right now. It seems to me to kind of mirror the story with your touchless sensor portfolio.

Todd Adams

Yes, the five-year replacement cycle, Bryan, is on sort of bottle fillers as a standalone category. When you think about the install base of water fountains and things like that, bubblers as we say, that’s about 8 million. I would say we’re, frankly, very early in the overall conversion cycle when you really step back from it. Even though you tend to think about seeing these virtually everywhere, I would say that the install base of those traditional water fountains in schools, in commercial buildings, and things of the like is still very early in the overall conversion. There’s millions. There’s 8 million of these install base that we’ll have the opportunity to retrofit over time.

Bryan Blair

That’s exciting. In terms of the portfolio, you called out the growth rate with drinking water. How much overlap is there with Zurn’s existing portfolio within hygienic and environmental on the sink side?

Zurn Water Solutions Corp. – Update Call, February 14, 2022

Todd Adams

It’s frankly surprisingly low. I think in addition to having clean drinking water, Elkay is the clear number one in commercial sink applications, along with impaired faucets. There’s very little in terms of overlap with our existing business, very little.

Bryan Blair

Okay, understood. Is there a meaningful delta in run rate margin between the drinking water and sinks and faucets side of Elkay?

Todd Adams

Say that again.

Bryan Blair

Is there a meaningful difference in the margin, run rate margin, between the drinking water and the sinks and faucet side of the Elkay portfolio?

Todd Adams

There is. Drinking water is at a level that looks a little bit closer to the current Zurn fleet, and the remainder is below. I think that’s where we’re going to look to leverage the Zurn business system. Think about 80/20 in a pretty serious way.

But clearly, from a manufacturing and brand and share perspective, they have a great position, and we think that there’s an opportunity to take the margins of that part of the business up while continuing to grow the margins on the drinking water side. Then leveraging the share synergies, I’ll say, between the current Zurn business and the Elkay business in things like the way we go to market, our rep networks, our functional areas, and all those different things.

It’s really sort of a three-fold view of what we think we can do together, but something that we think when you take a giant step back, and as I said in my remarks, if you were to apply all the synergies to the current run rate of 16%, you get to sort of 23% versus the 25%, 26% that we do today.

It will all come in that form or fashion; but just from a, does it pass the giggle test, I think the answer is it absolutely does.

Bryan Blair

Got it. It all makes sense. If I can sneak in one more, what should we expect in terms of reporting structure once the deal is closed?

Todd Adams

Yes, I think we’ll get more clarity on that as we get closer, but that’s something that we’ll have to sort through. I think that will sort of be dictated and driven by the integration planning as we go through between now and the close.

Then obviously, if you think about sort of end of Q2, Q3, the way to think about this is the run rate of everything really starts in ’23, which will only be a few months after we close. We’ll sort all that out as we get closer.

Zurn Water Solutions Corp. – Update Call, February 14, 2022

Bryan Blair

Yes, understood. Thanks again.

Operator

Our next question is from Mig Dobre with Baird. Your line is open.

Mircea Dobre

Thank you. Good morning, gentlemen.

Todd Adams

Good morning, Mig.

Mircea Dobre

I’m wondering if you can give us maybe a little more color on the replacement cycle here. You were talking about three- to five-year replacement cycle, and I’m kind of trying to understand what exactly happens here. Is it that the entire unit gets replaced, or are there just portions of the units that are sort of experiencing wear and tear that need to be replaced?

You mentioned there’s a consumables opportunity here too. Can we maybe flesh that out a little more, too?

Todd Adams

Sure. Mig, I think it’s somewhat dependent on the application. Clearly, these are high use items, and so there is a demand and wear and tear on them. Depending on, really, the choice of the building owner at times, the whole unit is simply replaced because it may be functionally easier to do from a contractor perspective. There are a significant amount of kits that get used to replace portions of an existing unit. It’s a little bit of both. It really comes down to the preference and application and owner choice.

In terms of the recurring revenue opportunity, a very high percentage of these are filtered and chilled. When you think about the filtration opportunity here, I think it’s sort of in its infancy. The Elkay business does extraordinarily well today; but if you think about a more planful way to think about what’s being filtered, how is it being consumed, and how do we understand where things are in their lifecycle so that we can provide maybe visibility to when the event could take place that needs to be changed, or, frankly, even drive towards more of a subscription opportunity around the filtration, that’s something that I think we’re going to jointly flush out.

But together we believe that it is clearly an opportunity that is clearly in its infancy and something that can be much larger over the next few years.

Mircea Dobre

Those kinds of revenues are captured by Elkay in terms of the filtration revenue right now, right?

Todd Adams

That’s right.

Zurn Water Solutions Corp. – Update Call, February 14, 2022

Mircea Dobre

Okay.

Todd Adams

Yes.

Mircea Dobre

As far as the installation of all this, is it Elkay’s service team that does it, or are there third parties? How does that work?

Todd Adams

In terms of the bottle fill units themselves?

Mircea Dobre

Yes. Yes.

Todd Adams

They get installed just like all the other plumbing and mechanical equipment in a non-residential building. It’s the same installation channel, if you will, that exists today.

Mircea Dobre

Understood. I wanted to ask about the international component of the business. I was just going on the website, Elkay’s website, this morning, and it seems like they have exposure outside of the U.S. How are you thinking about that as an opportunity more broadly for Zurn?

There are also a couple of other businesses in here that look interesting: the interior systems and commercial systems. I wonder if you can talk at all about that. And do you view those businesses as again, adjacencies maybe for the broader Zurn business?

Todd Adams

Yes, the interiors business is being spun out to existing Elkay shareholders. That’s not part of the transaction, just to be clear. Obviously, that will be an ongoing business owned by current Elkay shareholders.

Your first question was regarding international. Look, I think that the international piece looks a little bit like the Zurn international piece, where we’re, I think, more near and dear to North America, with some opportunities outside, but clearly one area that I think together, particularly with the clean drinking water exposure, we can grow over time.

I don’t know that it will ever be a massive part of the business, but clearly there’s opportunity to grow as water becomes increasingly scarce, more important. This solves both conservation and health concerns in a meaningful way. But just to be clear, the interiors business is going to stay with existing Elkay shareholders.

Zurn Water Solutions Corp. – Update Call, February 14, 2022

Mircea Dobre

Understood. Last question is sort of one on the supply chain. I think this is one area where you guys have really differentiated Zurn over time. I’m curious as to what the early learnings there are about how Elkay is set up, and what you might be able to bring to the table in that regard for that business.

Todd Adams

I think we’re going to leave no stone unturned in terms of what we explore with respect to areas to save money, reduce lead times, and make us more competitive. I would tell you that Elkay is, I would say, more overtly integrated than Zurn in a couple areas. But we believe that the competitive advantage that they have there is really the scale and the efficiency that they established. Nothing is off the table with respect to how we ultimately manage our supply chain.

Maybe it’s a combination of adding more components, or kitting, or things like that, but I think they do a really good job today. There’s opportunities in the way we distribute our products: warehousing, freight. There’s a lot of supply chain opportunity here, but I wouldn’t rule out that we keep a lot of the manufacturing that they do today, because they are at scale, highly efficient, and we think there’s opportunities to build on that. Certain parts of the supply chain we think combined we can certainly do better.

Mircea Dobre

All right. Good luck, guys.

Operator

We have no further questions at this time, and this will conclude today’s conference call. Thank you for participating.